Mail Stop 3233

                                                                September 14,
2018


     Via Email
     Mr. Mi Yong Jun
     Chief Financial Officer
     Sunrise Real Estate Group, Inc.
     No. 638, Hengfeng Road
     5A11 Floor, Building A
     Shanghai, PRC 200070


            Re:     Sunrise Real Estate Group, Inc.
                    Form 10-K
                    Filed May 15, 2018
                    Form 10-Q
                    Filed August 14, 2018
                    File No. 000-32585

     Dear Mr. Mi:

            We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

            Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

            After reviewing your response to these comments, we may have additional comments.

     Form 10-K for the year ended December 31, 2017

     Report of Independent Registered Public Accounting Firm, page 27

     1. Please have your auditor revise their report to comply with AS 3101, The Auditor's Report on an Audit of Financial Statements When the Auditor Expresses an Unqualified Opinion,
            which was effective for all audits of fiscal years ending on or after December 15, 2017.
 Mi Yong Jun
Sunrise Real Estate Group, Inc.
September 14, 2018
Page 2



Consolidated Statements of Cash Flows, page 32

2. We note your disclosure on page 38 that for the years ended December 31, 2017 and
        2016, the Company did not recognize any impairment for real estate property under development. Please explain why you have included adjustments of $427 thousand and
        $288 thousand, respectively, for impairment loss on real estate property under development for the years ended December 31, 2017 and 2016 on the consolidated statements of cash flows.

Form 10-Q for the quarter ended June 30, 2018

Revenue Recognition, page 9

3. Please tell us if you adopted ASC 606, Revenue from Contracts with Customers, and if so, the impact it had on your revenue recognition policy and consolidated financial statements. Please also provide to us, supplementally and in future filings, the disclosures required by ASC 606-10-50.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Kristi Marrone, Staff Accountant, at (202) 551-3429 or me at (202)
551-3629 with any questions.


                                                          Sincerely,

                                                          /s/ Kevin Woody

                                                          Kevin Woody
                                                          Branch Chief
                                                          Office of Real Estate
and
                                                          Commodities


        Cc:    Bryan Lin (via email)
               Steven Schuster (via email)